Exhibit 99.2
                        Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and six months ended June 30, 2019. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s unaudited consolidated financial statements for the three and six months ended June 30, 2019 and 2018. This MD&A should also be read in conjunction with APUC's audited consolidated financial statements for the years ended December 31, 2018 and 2017. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the three and six months ended June 30, 2019 and 2018 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in thousands of U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
This MD&A is based on information available to management as of August 8, 2019.

Caution Concerning Forward-Looking Statements, Forward-Looking Information and Non-GAAP Measures
Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth and results of operations; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the use of proceeds from equity financing, including the ATM Program (as defined herein); ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and completion dates; expectations regarding the Ascendant Transaction (as defined herein), including anticipated timing of closing; expectations regarding the Company's corporate development activities and the results thereof; expectations regarding regulators hearings, motions and approvals; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the maturity and redemption of APUC's outstanding subordinated notes; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in APUC’s target markets; accounting estimates; interest rates; currency exchange rates; and commodity prices. All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire or develop appropriate projects to maximize the value of production tax credit

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	2

qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or the Corporation’s joint venture with Abengoa (as defined herein) acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s common shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” and in the Corporation's most recent AIF.
Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained herein is qualified by these cautionary statements.
Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are used throughout this MD&A. The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, "Adjusted EBITDA", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit"; consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit" can be found throughout this MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	3

Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Net Energy Sales
Net Energy Sales is a non-GAAP measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. APUC uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. APUC believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. APUC uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. APUC believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations, non-service pension and post-employment costs, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.

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Overview and Business Strategy
APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which are expected to deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation.
APUC’s current quarterly dividend to shareholders is $0.1410 per common share or $0.5640 per common share per annum. Based on exchange rates as at August 7, 2019, the quarterly dividend is equivalent to C$0.1878 per common share or         C$0.7512 per common share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Changes in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of APUC's financial performance and growth prospects.
APUC's operations are organized across two primary North American business units consisting of: the Liberty Utilities Group, which primarily owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations; and the Liberty Power Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets. APUC also currently owns a 44.2% beneficial stake in Atlantica Yield plc (NASDAQ: AY) ("Atlantica"), a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission, and water assets. The investment in Atlantica is reported under the Liberty Power Group.
Liberty Utilities Group
The Liberty Utilities Group operates a diversified portfolio of regulated utility systems throughout the United States serving approximately 770,000 connections. The Liberty Utilities Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, the Liberty Utilities Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.
The Liberty Utilities Group's regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas which together serve approximately 266,000 electric connections. The group also owns and manages generating assets with a gross capacity of approximately 1.7 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Liberty Utilities Group's regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, and Missouri which together serve approximately 339,000 natural gas connections.
The Liberty Utilities Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri, and Texas which together serve approximately 165,000 connections.
Liberty Power Group
The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Liberty Power Group owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 1.5 GW. Approximately 86% of the electrical output is sold pursuant to long term contractual arrangements which as of June 30, 2019 had a production-weighted average remaining contract life of approximately 14 years.
APUC currently has a 44.2% interest in Atlantica. Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution ("CAFD") weighted average remaining contract life of approximately 18 years as of December 31, 2018.
Corporate Development
The Company's development activities for projects either owned directly by the Company or indirectly through AAGES entities are undertaken primarily by Abengoa-Algonquin Global Energy Solutions ("AAGES"), a joint venture with Abengoa S.A. (MC: ABG) ("Abengoa"), an international infrastructure construction company. AAGES and its affiliates work with a global reach to identify, develop, and construct new renewable power generating facilities, power transmission lines, and water infrastructure assets. Once a project developed by AAGES has reached commercial operations ("COD"), APUC will work with AAGES to jointly determine whether it will be optimal for such project to be held by APUC, remain in AAGES, or be offered for sale to Atlantica or, in limited circumstances, another party.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	5

Major Highlights
Corporate Highlights
Quarterly Operating Results
APUC's operating results relative to the same period last year are as follows.

(all dollar amounts in $ millions except per share information)	Three Months Ended June 30
	2019	2018	Change
Net earnings attributable to shareholders	$156.6	$65.5	139%
Adjusted Net Earnings[1]	$55.0	$50.9	8%
Adjusted EBITDA[1]	$189.8	$160.8	18%
Net earnings per common share	$0.31	$0.14	121%
Adjusted Net Earnings per common share[1]	$0.11	$0.11	—%

1	See Non-GAAP Financial Measures.
Declaration of 2019 Third Quarter Dividend of $0.1410 (C$0.1878) per Common Share
APUC currently targets an industry leading annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow. In setting the appropriate dividend level, the Board of APUC considers the Company’s current and expected growth in earnings per share as well as dividend payout ratio as a percentage of earnings per share and cash flow per share.
On August 8, 2019, APUC announced that the Board of APUC declared a third quarter 2019 dividend of $0.1410 per common share payable on October 15, 2019 to shareholders of record on September 30, 2019. Based on the Bank of Canada exchange rate on the declaration date, the Canadian dollar equivalent for the third quarter 2019 dividend is set at C$0.1878 per common share.
The previous four quarter U.S. dollar dividends per common share and equivalent Canadian dollar dividends per common share have been as follows:

	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Total
U.S. dollar dividend	$0.1282	$0.1282	$0.1410	$0.1410	$0.5384
Canadian dollar equivalent	$0.1679	$0.1685	$0.1899	$0.1878	$0.7141
Issuance of Fixed-to-Floating Subordinated Notes
On May 23, 2019, APUC issued $350 million of 60 (non-call 5) year fixed-to-floating 6.20% subordinated notes ("Notes"). Concurrent with the offering, APUC entered into a cross currency swap to convert the U.S. dollar denominated coupon and principal payments from the offering into Canadian dollars, resulting in an effective interest rate to the Company throughout the fixed-rate period of the Notes of approximately 5.96%. This offering represents APUC's second issuance into the U.S. public debt markets (see Long Term Debt).
Acquisition of Bermuda Electric Light Company
On June 3, 2019, APUC announced the execution of an implementation agreement with the Ascendant Group Limited ("Ascendant") (BSX: AGL.BH) pursuant to which APUC's international power and utilities investment platform, AAGES, is expected to acquire Ascendant and its subsidiaries (the "Ascendant Transaction"). Ascendant, through its major subsidiary, Bermuda Electric Light Company, is the sole electric utility providing safe and reliable regulated electrical generation, transmission and distribution services to approximately 63,000 residents and businesses in Bermuda.
Under the terms of the all-cash Ascendant Transaction which has been unanimously approved by the Board of Directors of each company, Ascendant's shareholders will receive $36.00 per common share, representing an aggregate share purchase price of approximately $365 million. Closing of the Transaction is expected to occur in late 2019 and is subject to customary closing conditions, including the approval of Ascendant's common shareholders which has been scheduled for August 9, 2019, and the receipt of certain regulatory and government approvals in Bermuda.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	6

Liberty Utilities Group Highlights
Significant Milestone Achieved on Mid-West Wind Development Project
On June 20, 2019, the Liberty Utilities Group received certificates of convenience and necessity ("CC&N") to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri and in Neosho County, Kansas.
Receipt of the CC&N allows construction to commence on the three wind generation sites. Construction of the wind farms is expected to begin in the third quarter of 2019 and be completed by the end of 2020 (see Corporate Development Activities).
Liberty Power Group Highlights
Maverick Creek Wind Project Joint Venture
On August 8, 2019, the Liberty Power Group has agreed to jointly develop an approximately 470 MW Maverick Creek Wind Project located in Concho County, Texas (“Maverick Wind Project”) with Renewable Energy Systems Americas Inc. (“RES”). Construction of the project is expected to begin in September 2019, and the project is expected to achieve COD in the fourth quarter of 2020 (see Corporate Development Activities).
2019 Second Quarter Results From Operations

Key Financial Information	Three Months Ended June 30
(all dollar amounts in $ millions except per share information)	2019	2018
Revenue	$343.6	$366.1
Net earnings attributable to shareholders	156.6	65.5
Cash provided by operating activities	133.6	133.3
Adjusted Net Earnings[1]	55.0	50.9
Adjusted EBITDA[1]	189.8	160.8
Adjusted Funds from Operations[1]	128.3	113.9
Dividends declared to common shareholders	69.9	60.7
Weighted average number of common shares outstanding	493,071,189	462,608,870
Per share
Basic net earnings	$0.31	$0.14
Diluted net earnings	$0.31	$0.14
Adjusted Net Earnings[1,2]	$0.11	$0.11
Dividends declared to common shareholders	$0.14	$0.13

1	See Non-GAAP Financial Measures
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
For the three months ended June 30, 2019, APUC experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7477 as compared to 0.7745 in the same period in 2018. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s Canadian entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the three months ended June 30, 2019, APUC reported total revenue of $343.6 million as compared to $366.1 million during the same period in 2018, a decrease of $22.5 million. The major factors resulting in the decrease in APUC revenue in the three months ended June 30, 2019 as compared to the corresponding period in 2018 are set out as follows:

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(all dollar amounts in $ millions)	Three Months Ended June 30
Comparative Prior Period Revenue	$366.1
LIBERTY UTILITIES GROUP
Existing Facilities
Electricity: Decrease is primarily due to fewer cooling degree days which resulted in lower consumption and pass-through commodity costs at the Empire Electric System.	(18.1)
Gas: Decrease is primarily due to lower pass-through commodity costs at the Midstates, EnergyNorth, and Empire Gas Systems.	(4.0)
Water: Decrease is primarily due to lower consumption which resulted in lower pass-through water costs at the Park Water System.	(0.6)
(22.7)
Rate Reviews
Electricity: Implementation of lower rates at the Empire and Granite State Electric Systems due to U.S. Tax Reform.	(5.7)
Gas: Implementation of new rates, net of U.S. Tax Reform impact, at the Midstates Gas System, partially offset by lower rates at the Empire and EnergyNorth Gas Systems due to U.S. Tax reform.	0.2
Water: Implementation of lower rates at the Park Water System due to U.S. Tax Reform, partially offset by new rates, net of U.S. Tax Reform impact, at the Arizona Water Systems.	(0.2)
(5.7)

LIBERTY POWER GROUP
Existing Facilities
Hydro: Increase is primarily due to higher production.	1.0
Wind U.S.: Increase is primarily due to higher production across all sites.	3.4
Wind Canada: Increase is primarily due to higher production at the St. Leon and Morse Wind Facilities.	0.2
Solar U.S.: Decrease is primarily due to lower Renewable Energy Credit ("REC") rates at the Great Bay Solar Facility.	(0.3)
Solar Canada: Decrease is primarily due to lower production.	(0.1)
Thermal: Decrease is primarily due to lower production at the Sanger Thermal Facility.	(1.9)
2.3
New Facilities
Wind Canada: Amherst Island Wind Facility Achieved COD in June 2018.	4.0
4.0
Foreign Exchange	(0.4)
Current Period Revenue	$343.6
A more detailed discussion of these factors is presented within the business unit analysis.
For the three months ended June 30, 2019, net earnings attributable to shareholders totaled $156.6 million as compared to $65.5 million during the same period in 2018, an increase of $91.1 million or 139.1%. The increase was due to a $106.4 million change in fair value of investments carried at fair value on the Company's balance sheet, a $28.4 million increase in interest, dividend, equity and other income, a $0.1 million decrease in administration charges, a $0.7 million decrease in acquisition related costs and a $0.5 million decrease in loss from derivative instruments. These items were partially offset by a $5.2 million decrease in earnings from operating facilities, a $14.0 million increase in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses), a $3.2 million increase in pension and post-employment non-service costs, a $5.0 million increase in depreciation and amortization expenses, a $7.4 million increase in interest expense, a $2.8 million decrease in foreign exchange gains, a $5.8 million decrease in other gains, and a $1.5 million decrease in net effect of non-controlling interests as compared to the same period in 2018.
During the three months ended June 30, 2019, cash provided by operating activities totaled $133.6 million as compared to cash provided by operating activities of $133.3 million during the same period in 2018. During the three months ended June 30, 2019, Adjusted Funds from Operations totaled $128.3 million compared to Adjusted Funds from Operations of $113.9 million during the same period in 2018 (see Non-GAAP Financial Measures).

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During the three months ended June 30, 2019, Adjusted EBITDA totaled $189.8 million as compared to $160.8 million during the same period in 2018, an increase of $29.0 million or 18.0%. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).
2019 Year-To-Date Results From Operations

Key Financial Information	Six Months Ended June 30
(all dollar amounts in $ millions except per share information)	2019	2018
Revenue	$820.8	$860.4
Net earnings attributable to shareholders	243.0	83.1
Cash provided by operating activities	255.7	230.3
Adjusted Net Earnings[1]	148.7	191.9
Adjusted EBITDA[1]	421.5	439.8
Adjusted Funds from Operations[1]	301.9	293.8
Dividends declared to common shareholders	133.1	111.4
Weighted average number of common shares outstanding	491,811,210	447,861,135
Per share
Basic net earnings	$0.49	$0.18
Diluted net earnings	$0.48	$0.17
Adjusted Net Earnings[1,2]	$0.29	$0.42
Dividends declared to common shareholders	$0.27	$0.24
	As at
	June 30, 2019	December 31, 2018
Total assets	10,034.3	8,920.7
Long term debt[3]	3,782.3	3,448.1

1	See Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
3	Includes current and long-term portion of debt and convertible debentures per the financial statements.
For the six months ended June 30, 2019, APUC experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7500 as compared to 0.7825 in the same period in 2018. As such, any year over year variance in revenue or expenses, in local currency, at any of APUC’s Canadian entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the six months ended June 30, 2019, APUC reported total revenue of $820.8 million as compared to $860.4 million during the same period in 2018, a decrease of $39.6 million or 4.6%. The major factors resulting in the decrease in APUC revenue for the six months ended June 30, 2019 as compared to the corresponding period in 2018 are set out as follows:

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(all dollar amounts in $ millions)	Six Months Ended June 30
Comparative Prior Period Revenue	$860.4
LIBERTY UTILITIES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower pass-through commodity costs at the Calpeco and Empire Electric Systems.	(20.7)
Gas: Decrease is primarily due to lower pass through commodity costs at the Midstates, EnergyNorth, New England and Empire Gas Systems, partially offset by higher revenues at the Peach State Gas System.	(13.3)
Water: Decrease is primarily due to lower pass-through commodity costs at the Park Water System.	(1.3)
Other	0.1
(35.2)
Rate Reviews
Electricity: Implementation of lower rates at the Empire and Granite State Electric Systems due to U.S. Tax Reform.	(10.7)
Gas: Implementation of new rates, net of U.S. Tax Reform impact, at the Midstates and EnergyNorth Gas Systems, partially offset by lower rates at the Empire Gas System due to U.S. Tax reform.	5.1
Water: Implementation of lower rates at the Park Water System due to U.S. Tax Reform, partially offset by new rates, net of U.S. Tax Reform impact, at the Arizona Water Systems.	(0.4)
(6.0)

LIBERTY POWER GROUP
Existing Facilities
Hydro: Increase is primarily due to higher production in the Maritimes Region.	0.7
Wind Canada: Increase is primarily due to a favourable rate mix at the St. Leon Wind Facility.	0.7
Wind U.S: Decrease is primarily due to lower production across all sites except for the Minonk and Shady Oaks Wind Facilities.	(0.9)
Solar Canada: Increase is primarily due to higher production.	0.2
Solar U.S.: Decrease is primarily due to lower production.	(0.2)
Thermal: Decrease is primarily due to lower production at the Sanger Thermal Facility.	(3.0)
Other	0.2
(2.3)
New Facilities
Wind Canada: Amherst Island Wind Facility Achieved COD in June 2018.	4.0
Solar U.S.: Great Bay Solar Facility achieved full COD in March 2018.	1.3
5.3
Foreign Exchange	(1.4)
Current Period Revenue	$820.8
A more detailed discussion of these factors is presented within the business unit analysis.
For the six months ended June 30, 2019, net earnings attributable to shareholders totaled $243.0 million as compared to $83.1 million during the same period in 2018, an increase of $159.9 million or 192.4%. The increase was due to a $217.6 million change in fair value of investments carried at fair value on the Company's balance sheet, a $43.0 million increase in interest, dividend, equity and other income, a $6.2 million decrease in acquisition costs, a $0.4 million decrease in loss from derivative instruments, and a $4.3 million decrease in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses). These items were partially offset by a $6.4 million decrease in earnings from operating facilities, a $14.6 million increase in interest expense, a $4.7 million increase in pension and post-employment non-service costs, a $0.5 million increase in administration charges, a $7.5 million increase in depreciation and amortization expenses, a $2.0 million

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	10

decrease in foreign exchange gains, a $7.6 million decrease in other gains, and a $68.4 million decrease in net effect of non-controlling interests as compared to the same period in 2018.
During the six months ended June 30, 2019, cash provided by operating activities totaled $255.7 million as compared to $230.3 million during the same period in 2018. During the six months ended June 30, 2019, Adjusted Funds from Operations totaled $301.9 million as compared to Adjusted Funds from Operations of $293.8 million during the same period in 2018, an increase of $8.1 million (see Non-GAAP Financial Measures).
During the six months ended June 30, 2019, Adjusted EBITDA totaled $421.5 million as compared to $439.8 million during the same period in 2018, a decrease of $18.3 million or 4.2%. A detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).
2019 Adjusted EBITDA Summary
Adjusted EBITDA (see Non-GAAP Financial Measures) for the three months ended June 30, 2019 totaled $189.8 million as compared to $160.8 million during the same period in 2018, an increase of $29.0 million or 18.0%. Adjusted EBITDA for the six months ended June 30, 2019 totaled $421.5 million as compared to $439.8 million during the same period in 2018, a decrease of $18.3 million or 4.2%. In the first quarter of 2018, APUC recorded a one-time acceleration of HLBV income of $55.9 million. Excluding this adjustment, Adjusted EBITDA increased by $37.6 million year over year. The breakdown of Adjusted EBITDA by the Company's main operating segments and a summary of changes are shown below.

Adjusted EBITDA by business units	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Liberty Utilities Group Operating Profit	$109.6	$121.4	$270.7	$282.1
Liberty Power Group Operating Profit	93.4	52.3	176.6	182.8
Administrative Expenses	(13.5)	(13.6)	(26.6)	(26.1)
Other Income & Expenses	0.3	0.7	0.8	1.0
Total Algonquin Power & Utilities Adjusted EBITDA	$189.8	$160.8	$421.5	$439.8
Change in Adjusted EBITDA ($)	$29.0		$(18.3)
Change in Adjusted EBITDA (%)	18.0%		(4.2)%

Change in Adjusted EBITDA	Three Months Ended June 30, 2019
(all dollar amounts in $ millions)	Utilities	Power	Corporate	Total
Prior period balances	$121.4	$52.3	$(12.9)	$160.8
Existing Facilities	(6.1)	10.0	(0.4)	3.5
New Facilities and Investments	—	31.6	—	31.6
Rate Cases	(5.7)	—	—	(5.7)
Foreign Exchange Impact	—	(0.5)	—	(0.5)
Administrative Expenses	—	—	0.1	0.1
Total change during the period	$(11.8)	$41.1	$(0.3)	$29.0
Current period balances	$109.6	$93.4	$(13.2)	$189.8

Change in Adjusted EBITDA	Six Months Ended June 30, 2019
(all dollar amounts in $ millions)	Utilities	Power		Corporate	Total
Prior period balances	$282.1	$182.8		$(25.1)	$439.8
Existing Facilities	(5.4)	(56.2)	[1]	(0.2)	(61.8)
New Facilities and Investments	—	51.3		—	51.3
Rate Cases	(6.0)	—		—	(6.0)
Foreign Exchange Impact	—	(1.3)		—	(1.3)
Administration Expenses	—	—		(0.5)	(0.5)
Total change during the period	$(11.4)	$(6.2)		$(0.7)	$(18.3)
Current period balances	$270.7	$176.6		$(25.8)	$421.5

1	Includes a one-time acceleration of HLBV income of $55.9 million recorded in the first quarter of 2018 due to U.S. Tax Reform.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	11

LIBERTY UTILITIES GROUP
The Liberty Utilities Group operates rate-regulated utilities that provide distribution services to approximately 770,000 connections in the natural gas, electric, and water and wastewater sectors which is an increase of 6,000 connections as compared to the prior year resulting primarily from small acquisitions as well as organic growth in the Liberty Utilities Group's service territories. The Liberty Utilities Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria.  The Liberty Utilities Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing connections in the communities in which it operates.

Utility System Type	As at June 30
	2019		2018
(all dollar amounts in $ millions)	Assets	Total Connections[1]	Assets	Total Connections[1]
Electricity	$2,630.8	266,000	$2,423.7	265,000
Natural Gas	1,089.5	339,000	996.8	337,000
Water and Wastewater	493.8	165,000	463.0	162,000
Total	$4,214.1	770,000	$3,883.5	764,000

Accumulated Deferred Income Taxes Liability	$446.6		$405.2

1	Total Connections represents the sum of all active and vacant connections.
The Liberty Utilities Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and serve approximately 266,000 connections in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and serve approximately 339,000 connections located in the States of New Hampshire, Illinois, Iowa, Missouri, Georgia, and Massachusetts.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and serve approximately 165,000 connections located in the States of Arkansas, Arizona, California, Illinois, Missouri, and Texas. Approximately 3,000 new customers were added from acquisitions of small water utilities compared to the previous year.
2019 Usage Results

Electric Distribution Systems	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Average Active Electric Connections For The Period
Residential	226,800	224,900	226,800	224,800
Commercial and industrial	38,000	37,700	37,900	37,700
Total Average Active Electric Connections For The Period	264,800	262,600	264,700	262,500

Customer Usage (GW-hrs)
Residential	474.0	571.0	1,228.7	1,274.7
Commercial and industrial	962.6	997.3	1,917.6	1,933.7
Total Customer Usage (GW-hrs)	1,436.6	1,568.3	3,146.3	3,208.4
For the three months ended June 30, 2019, the electric distribution systems' usage totaled 1,436.6 GW-hrs as compared to 1,568.3 GW-hrs for the same period in 2018, a decrease of 131.7 GW-hrs or 8.4% primarily due to fewer cooling degree days at the Empire Electric System.
For the six months ended June 30, 2019, the electric distribution systems' usage totaled 3,146.3 GW-hrs as compared to 3,208.4 GW-hrs for the same period in 2018, a decrease of 62.1 GW-hrs or 1.9%. The decrease is primarily due to fewer cooling degree days in the second half of the year to date, partially offset by more heating degree days in the first half of the year at the Empire Electric System.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	12

Natural Gas Distribution Systems	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Average Active Natural Gas Connections For The Period
Residential	290,200	288,400	291,900	290,400
Commercial and industrial	31,900	31,600	32,200	31,800
Total Average Active Natural Gas Connections For The Period	322,100	320,000	324,100	322,200

Customer Usage (MMBTU)
Residential	2,845,000	3,364,000	12,780,000	12,774,000
Commercial and industrial	2,177,000	2,406,000	8,232,000	8,556,000
Total Customer Usage (MMBTU)	5,022,000	5,770,000	21,012,000	21,330,000
For the three months ended June 30, 2019, usage at the natural gas distribution systems totaled 5,022,000 MMBTU as compared to 5,770,000 MMBTU during the same period in 2018, a decrease of 748,000 MMBTU, or 12.9%. The decrease is primarily due to fewer cooling degree days at the Midstates, EnergyNorth, New England, and Empire Gas Systems.
For the six months ended June 30, 2019, usage at the natural gas distribution systems totaled 21,012,000 MMBTU as compared to 21,330,000 MMBTU during the same period in 2018, a decrease of 318,000 MMBTU or 1.5%. The decrease is primarily due to fewer cooling degree days in the second half of the year to date, partially offset by more heating degree days in the first half of the year at the Midstates, EnergyNorth, New England, and Empire Gas Systems.

Water and Wastewater Distribution Systems	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Average Active Connections For The Period
Wastewater connections	43,800	42,000	43,500	41,900
Water distribution connections	115,600	112,400	114,800	112,500
Total Average Active Connections For The Period	159,400	154,400	158,300	154,400

Gallons Provided
Wastewater treated (millions of gallons)	573	550	1,193	1,118
Water provided (millions of gallons)	3,385	3,536	6,236	7,027
Total Gallons Provided	3,958	4,086	7,429	8,145
During the three months ended June 30, 2019, the water and wastewater distribution systems provided approximately 3,385 million gallons of water to its customers and treated approximately 573 million gallons of wastewater as compared to 3,536 million gallons of water provided and 550 million gallons of wastewater treated during the same period in 2018.
During the six months ended June 30, 2019, the water and wastewater distribution systems provided approximately 6,236 million gallons of water to its customers and treated approximately 1,193 million gallons of wastewater as compared to 7,027 million gallons of water and 1,118 million gallons of wastewater during the same period in 2018.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	13

2019 Liberty Utilities Group Operating Results
	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Revenue
Utility electricity sales and distribution	$176.0	$199.8	$381.1	$412.5
Less: cost of sales – electricity	(50.3)	(63.1)	(119.9)	(134.0)
Net Utility Sales - electricity[1]	125.7	136.7	261.2	278.5
Utility natural gas sales and distribution	64.3	67.6	229.2	238.1
Less: cost of sales – natural gas	(21.3)	(23.7)	(100.9)	(114.1)
Net Utility Sales - natural gas[1]	43.0	43.9	128.3	124.0
Utility water distribution & wastewater treatment sales and distribution	32.7	33.5	59.5	61.1
Less: cost of sales – water	(1.8)	(2.3)	(3.2)	(4.3)
Net Utility Sales - water distribution & wastewater treatment[1]	30.9	31.2	56.3	56.8
Gas transportation	6.2	6.8	18.6	18.0
Other revenue	2.4	2.3	4.2	4.0
Net Utility Sales[1]	208.2	220.9	468.6	481.3
Operating expenses	(102.0)	(101.5)	(204.0)	(204.0)
Other income	1.9	1.4	3.1	2.8
HLBV[2]	1.5	0.6	3.0	2.0
Divisional Operating Profit[1,3]	$109.6	$121.4	$270.7	$282.1

1	See Non-GAAP Financial Measures.
2	HLBV income represents the value of net tax attributes monetized by the Liberty Utilities Group in the period at the Luning Solar Facility.
3	Certain prior year items have been reclassified to conform with current year presentation.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	14

2019 Second Quarter Operating Results
For the three months ended June 30, 2019, the Liberty Utilities Group reported an operating profit (excluding corporate administration expenses) of $109.6 million as compared to $121.4 million for the comparable period in the prior year, a decrease of $11.8 million or 10%.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended June 30
Prior Period Operating Profit	$121.4
Existing Facilities
Electricity: Decrease is primarily due to fewer cooling degree days which resulted in lower consumption at the Empire Electric System as well as higher operating costs across all electric systems.	(6.6)
Gas: Decrease is primarily due to lower net revenues at the EnergyNorth Gas System, partially offset by operating cost savings at the EnergyNorth, New England and Empire Gas Systems.	(0.3)
Water: Increase is primarily due to operating cost savings at the Arkansas and Park Water Systems.	0.1
Other	0.7
(6.1)
Rate Reviews
Electricity: Implementation of lower rates at the Empire and Granite State Electric Systems due to U.S. Tax Reform.	(5.7)
Gas: Implementation of new rates, net of U.S. Tax Reform impact, at the Midstates Gas System, partially offset by lower rates at the Empire and EnergyNorth Gas Systems due to U.S. Tax Reform.	0.2
Water: Implementation of lower rates at the Park Water System due to U.S. Tax Reform, partially offset by new rates, net of U.S. Tax Reform impact, at the Arizona Water Systems.	(0.2)
(5.7)
Current Period Divisional Operating Profit[1]	$109.6

1	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

2019 Year-To-Date Operating Results
For the six months ended June 30, 2019, the Liberty Utilities Group reported an operating profit (excluding corporate administration expenses) of $270.7 million as compared to $282.1 million for the comparable period in the prior year, a decrease of $11.4 million or 4%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Six Months Ended June 30
Prior Period Operating Profit	$282.1
Existing Facilities
Electricity: Decrease is primarily due to less extreme weather conditions as compared to the prior year which resulted in lower consumption at the Empire Electric System as well as higher operating costs at the Empire and Calpeco Electric Systems.	(8.8)
Gas: Increase is primarily due to higher net revenues at the Peach State and New England Gas Systems as well as operating cost savings at the EnergyNorth, New England and Empire Gas Systems.	2.0
Water: Increase is primarily due to operating cost savings at the Arkansas and Park Water Systems.	0.7
Other	0.7
(5.4)
Rate Reviews
Electricity: Implementation of lower rates at the Empire and Granite State Electric Systems due to U.S. Tax Reform.	(10.7)
Gas: Implementation of new rates, net of U.S. Tax Reform impact, at the Midstates and EnergyNorth Gas Systems, partially offset by lower rates at the Empire Gas System due to U.S. Tax Reform.	5.1
Water: Implementation of lower rates at the Park Water System due to U.S. Tax Reform, partially offset by new rates, net of U.S. Tax Reform impact, at the Arizona Water Systems.	(0.4)
(6.0)
Current Period Divisional Operating Profit[1]	$270.7

1	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway within the Liberty Utilities Group:

Utility	State	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
CalPeco Electric	California	Catastrophic Events Memorandum Account	$3.8
On June 13, 2019, an Order was issued authorizing the recovery of $3.5 million in revenue associated with its 2017 storm-related costs. The rate effective date is pending approval from the California Public Utilities Commission through an Advice Letter.

Woodmark/Tall Timbers	Texas	GRC	$1.6
On June 17, 2019, an Order was issued approving a unanimous settlement agreement (executed in November 2017) for the consolidation of rates and three-phase implementation.  The Order approved a combined revenue increase of $0.5 million for rates effective August 1, 2019.

Pending Rate Reviews
Granite State	New Hampshire	GRC	$8.0
On April 30, 2019, filed a rate review requesting increases of $2.1 million for temporary rates effective July 1, 2019, $5.7 million for permanent rates effective May 1, 2020, and a step increase of $2.3 million effective May 1, 2020. On June 28, 2019, a temporary rate increase of $2.1 million was approved by the New Hampshire Public Utilities Commission.

CalPeco Electric	California	GRC	$6.7	On December 3, 2018, filed a three year application requesting a rate increase of $6.7 million for 2019 ($5.9 million for 2020 and $3.8 million for 2021).
Empire Electricity (Kansas System)	Kansas	GRC	$2.5	On December 7, 2018, filed an application requesting an incremental increase in revenue requirement of $2.5 million.
Empire Electricity (Oklahoma System)	Oklahoma	GRC	$2.3	On March 29, 2019, filed an application requesting an incremental increase in revenue requirement of $2.3 million.
Various	Various	Various	$3.2	Other pending rate review requests across four water utilities.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

LIBERTY POWER GROUP

2019 Electricity Generation Performance
	Long Term Average Resource	Three Months Ended June 30		Long Term Average Resource	Six Months Ended June 30
(Performance in GW-hrs sold)		2019	2018		2019	2018
Hydro Facilities:
Maritime Region	62.4	53.7	41.7	89.9	81.9	69.8
Quebec Region	82.4	88.9	80.0	138.4	146.6	142.4
Ontario Region	29.0	25.7	20.3	67.3	55.5	56.5
Western Region	19.0	18.3	20.9	28.6	27.9	29.7
	192.8	186.6	162.9	324.2	311.9	298.4
Wind Facilities:
St. Damase	16.4	15.3	18.1	37.3	40.7	40.6
St. Leon	99.5	96.5	91.5	220.9	208.1	208.1
Red Lily[1]	20.8	18.8	19.0	44.0	41.1	43.6
Morse	25.2	23.8	23.5	55.7	48.7	50.8
Amherst[2]	53.4	51.3	7.0	118.7	118.1	7.0
Sandy Ridge	37.7	36.3	34.1	84.8	74.6	86.8
Minonk	167.8	173.3	128.3	355.2	359.9	340.4
Senate	137.4	133.5	133.0	288.7	268.2	274.5
Shady Oaks	92.4	87.6	69.5	200.6	195.6	184.4
Odell	208.2	182.0	179.7	438.7	378.0	410.5
Deerfield	121.1	117.7	115.9	281.5	276.4	299.4
	979.9	936.1	819.6	2,126.1	2,009.4	1,946.1
Solar Facilities:
Cornwall	5.1	4.7	5.1	7.7	7.7	7.3
Bakersfield	26.3	21.7	24.6	39.2	33.7	37.8
Great Bay[3]	43.7	43.1	40.0	74.9	71.6	46.9
	75.1	69.5	69.7	121.8	113.0	92.0
Renewable Energy Performance	1,247.8	1,192.2	1,052.2	2,572.1	2,434.3	2,336.5

Thermal Facilities:
Windsor Locks	N/A4	27.9	37.7	N/A4	58.1	72.1
Sanger	N/A4	1.6	22.3	N/A4	27.8	75.6
		29.5	60.0		85.9	147.7
Total Performance		1,221.7	1,112.2		2,520.2	2,484.2

1	APUC owns a 75% equity interest in the Red Lily Wind Facility. The production figures represent full energy produced by the facility.
2
APUC owns a majority interest in the Amherst Island Wind Facility (see Note 6 (b) in the interim unaudited consolidated financial statements). The production figures represent full energy produced by the facility. The Amherst Island Wind Facility achieved COD on June 15, 2018 in accordance with the terms of the PPA, however, the facility was partially operational prior to that date. The production data includes all energy produced during the year.

3
The Great Bay Solar Facility achieved COD on March 29, 2018 in accordance with the terms of the PPA, however, the facility was partially operational prior to that date. The production data includes all energy produced during the year.

4	Natural gas fired co-generation facility.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	18

2019 Second Quarter Liberty Power Group Performance
For the three months ended June 30, 2019, the Liberty Power Group generated and sold 1,221.7 GW-hrs of electricity as compared to 1,112.2 GW-hrs during the same period of 2018.
For the three months ended June 30, 2019, the hydro facilities generated 186.6 GW-hrs of electricity as compared to 162.9 GW-hrs produced in the same period in 2018, an increase of 14.5%. Electricity generated represented 96.8% of long-term average resources ("LTAR") as compared to 84.5% during the same period in 2018.
For the three months ended June 30, 2019, the wind facilities produced 936.1 GW-hrs of electricity as compared to 819.6 GW-hrs produced in the same period in 2018, an increase of 14.2%. During the three months ended June 30, 2019, the wind facilities (excluding Amherst) generated electricity equal to 95.5% of LTAR as compared to 87.8% during the same period in 2018.
For the three months ended June 30, 2019, the solar facilities generated 69.5 GW-hrs of electricity as compared to 69.7 GW-hrs of electricity in the same period in 2018, a decrease of 0.3%. The solar facilities production was 7.5% below its LTAR as compared to 7.2% below in the same period in 2018.
For the three months ended June 30, 2019, the thermal facilities generated 29.5 GW-hrs of electricity as compared to 60.0 GW-hrs of electricity during the same period in 2018. During the same period, the Windsor Locks Thermal Facility generated 132.4 billion lbs of steam as compared to 142.0 billion lbs of steam during the same period in 2018.
2019 Year-To-Date Liberty Power Group Performance
For the six months ended June 30, 2019, the Liberty Power Group generated 2,520.2 GW-hrs of electricity as compared to 2,484.2 GW-hrs during the same period of 2018.
For the six months ended June 30, 2019, the hydro facilities generated 311.9 GW-hrs of electricity as compared to 298.4 GW-hrs produced in the same period in 2018, an increase of 4.5%. Electricity generated represented 96.2% of long-term projected average resources as compared to 92.0% during the same period in 2018.
For the six months ended June 30, 2019, the wind facilities produced 2,009.4 GW-hrs of electricity as compared to 1,946.1 GW-hrs produced in the same period in 2018, an increase of 3.3%. During the six months ended June 30, 2019, the wind facilities (excluding Amherst) generated electricity equal to 94.2% of LTAR as compared to 96.6% during the same period in 2018.
For the six months ended June 30, 2019, the solar facilities generated 113.0 GW-hrs of electricity as compared to 92.0 GW-hrs of electricity produced in the same period in 2018, an increase of 22.8%. The increase in production is primarily due to the addition of the Great Bay Solar Facility which achieved full COD on March 29, 2018. The solar facilities (excluding Great Bay) production was 11.7% below its LTAR as compared to 3.8% below in the same period in 2018.
For the six months ended June 30, 2019, the thermal facilities generated 85.9 GW-hrs of electricity as compared to 147.7 GW-hrs of electricity during the same period in 2018. During the same period, the Windsor Locks Thermal Facility generated 297.5 billion lbs of steam as compared to 326.7 billion lbs of steam during the same period in 2018.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	19

2019 Liberty Power Group Operating Results
	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Revenue[1]
Hydro	$11.5	$10.6	$22.5	$22.4
Wind	36.3	28.3	75.5	71.2
Solar	5.8	6.0	9.3	8.0
Thermal	6.2	8.0	16.0	19.2
Total Revenue	$59.8	$52.9	$123.3	$120.8
Less:
Cost of Sales - Energy[2]	(0.7)	(0.9)	(2.1)	(2.4)
Cost of Sales - Thermal	(2.0)	(3.7)	(7.5)	(11.1)
Realized gain/(loss) on hedges[3]	—	—	(0.2)	—
Net Energy Sales[7]	$57.1	$48.3	$113.5	$107.3
Renewable Energy Credits[4]	2.1	3.2	4.5	5.7
Other Revenue	0.1	0.1	0.4	0.2
Total Net Revenue	$59.3	$51.6	$118.4	$113.2
Expenses & Other Income
Operating expenses	(18.2)	(18.8)	(36.3)	(37.4)
Interest, dividend, equity and other income[5]	37.0	8.9	60.5	17.7
HLBV income[8]	15.3	10.6	34.0	89.3
Divisional Operating Profit[6,7]	$93.4	$52.3	$176.6	$182.8

1
While most of the Liberty Power Group's PPAs include annual rate increases, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2
Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

3	See Note 20(b)(iv) in the interim unaudited consolidated financial statements.
4
Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW-hr of electricity was generated from an eligible energy source.

5	Includes dividends received from Atlantica of which APUC currently owns approximately 44.2% of the ordinary shares (see Note 6 in the interim unaudited consolidated financial statements).
6	Certain prior year items have been reclassified to conform to current year presentation.
7	See Non-GAAP Financial Measures.

8 HLBV Income and Production Tax Credits
HLBV income represents the value of net tax attributes earned by the Liberty Power Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
Production Tax Credits ("PTCs") are earned as wind energy is generated based on a $ per kW-hr rate prescribed in applicable federal and state statutes. For the three and six months ended June 30, 2019, the Liberty Power Group's eligible facilities generated 642.8 and 1,357.1 GW-hrs representing approximately $15.4 million and $32.6 million in PTCs earned as compared to 591.0 and 1,411.6 GW-hrs representing $14.2 million and $33.9 million in PTCs earned during the same period in 2018. The majority of the PTCs have been allocated to tax equity investors to monetize the value to APUC of the PTCs and other tax attributes which are being recognized as HLBV income.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

2019 Second Quarter Operating Results
For the three months ended June 30, 2019, the Liberty Power Group's facilities generated $93.4 million of operating profit as compared to $52.3 million during the same period in 2018, which represents an increase of $41.1 million or 78.6%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended June 30
Prior Period Operating Profit	$52.3
Existing Facilities
Hydro: Increase is primarily due to higher production, partially offset by higher operating expenses.	0.5
Wind Canada: Increase is primarily due to higher production.	0.1
Wind U.S.: Increase is primarily due to higher production across all facilities.	7.4
Solar Canada: Decrease is primarily due to lower production.	(0.1)
Solar U.S.: Increase is primarily due to higher production at the Great Bay Solar Facility.	0.9
Thermal: Decrease is primarily due to higher operating expenses.	(0.1)
Other: Increase is due to lower development spending.	1.3
10.0
New Facilities and Investments
Wind Canada: Amherst Island Wind Facility achieved COD in June 2018.	4.2
Atlantica and AAGES: Dividends from Atlantica net of AAGES equity loss.	27.4
31.6
Foreign Exchange	(0.5)
Current Period Divisional Operating Profit[1]	$93.4

1	See Non-GAAP Financial Measures.

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2019 Year-To-Date Operating Results
For the six months ended June 30, 2019, the Liberty Power Group's facilities generated $176.6 million of operating profit as compared to $182.8 million during the same period in 2018, which represents a decrease of $6.2 million or 3.4%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Six Months Ended June 30
Prior Period Operating Profit	$182.8
Existing Facilities
Hydro: Increase is primarily due to higher production, partially offset by higher operating expenses.	0.1
Wind Canada: Increase is primarily due to a favourable rate mix at the St. Leon Wind Facility, partially offset by lower production.	0.5
Wind U.S.: Decrease is primarily due to HLBV income acceleration resulting from U.S. Tax Reform that was recognized in the prior year.	(58.9)
Solar Canada	—
Solar U.S.: Decrease is primarily due to HLBV income acceleration ($1.0 million) resulting from U.S. Tax Reform that was recognized in the prior year.	(1.5)
Thermal: Increase is primarily due to favourable market rates at the Sanger Thermal Facility as well as an increase in capacity rates and lower operating expenses at the Windsor Locks Thermal Facility.	1.1
Other: Increase is due to lower uncapitalized development spending.	2.5
(56.2)
New Facilities and Investments
Wind Canada: Amherst Island Wind Facility achieved COD in June 2018.	9.5
Solar U.S.: Great Bay Solar Facility achieved full COD in March 2018.	4.9
Atlantica and AAGES: Dividends from Atlantica net of AAGES equity loss.	36.9
51.3
Foreign Exchange	(1.3)
Current Period Divisional Operating Profit[1]	$176.6

1	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	22

APUC: CORPORATE AND OTHER EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Corporate and other expenses:
Administrative expenses	$13.5	$13.6	$26.6	$26.1
Loss (gain) on foreign exchange	1.5	(1.3)	0.9	(1.1)
Interest expense	45.8	38.4	88.5	73.9
Depreciation and amortization	69.8	64.8	140.9	133.4
Change in value of investments carried at fair value	(121.4)	(15.0)	(115.6)	102.0
Interest, dividend, equity, and other income[1]	(0.4)	(0.6)	(0.9)	(1.1)
Pension and post-employment non-service costs	3.7	0.5	5.0	0.3
Other losses (gains)	5.4	(0.4)	6.0	(1.6)
Acquisition-related costs, net	0.4	1.1	2.4	8.6
Loss (gain) on derivative financial instruments	(0.4)	0.1	(0.2)	0.2
Income tax expense	20.8	6.8	35.6	39.9

1	Excludes income directly pertaining to the Liberty Utilities and Liberty Power Groups (disclosed in the relevant sections).
2019 Second Quarter Corporate and Other Expenses
During the three months ended June 30, 2019, administrative expenses totaled $13.5 million as compared to $13.6 million in the same period in 2018.
For the three months ended June 30, 2019, interest expense totaled $45.8 million as compared to $38.4 million in the same period in 2018. The increase is primarily due to the issuance of subordinated notes in October 2018 and May 2019 and higher average long term debt balances.
For the three months ended June 30, 2019, depreciation expense totaled $69.8 million as compared to $64.8 million in the same period in 2018 representing an increase of $5.0 million, due to higher overall property, plant and equipment.
For the three months ended June 30, 2019, change in investments carried at fair value totaled a gain of $121.4 million as compared to a gain of $15.0 million in 2018. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the interim unaudited consolidated financial statements).
For the three months ended June 30, 2019, pension and post-employment non-service costs totaled $3.7 million as compared to $0.5 million in 2018. The $3.2 million increase primarily relates to a lower expected return on plan assets in 2019 as compared to 2018.
For the three months ended June 30, 2019, other losses totaled $5.4 million as compared to other gains of $0.4 million in the same period in 2018. The gain in 2018 was primarily related to the sale of the Company's interest in the Northeast Energy Center LLC Joint Venture. The losses in 2019 were primarily related to write-downs of regulatory assets at the Granite State Electric System.
For the three months ended June 30, 2019, acquisition-related costs totaled $0.4 million as compared to $1.1 million in 2018. The costs in 2018 and 2019 are primarily related to the investment in Atlantica.
For the three months ended June 30, 2019, gain on derivative financial instruments totaled $0.4 million as compared to the loss of $0.1 million in the same period in 2018.
For the three months ended June 30, 2019, an income tax expense of $20.8 million was recorded as compared to an income tax expense of $6.8 million during the same period in 2018. The increase in income tax expense is primarily due to the change in fair value associated with the investment in Atlantica.

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2019 Year-To-Date Corporate and Other Expenses
During the six months ended June 30, 2019, administrative expenses totaled $26.6 million as compared to $26.1 million in the same period in 2018.
For the six months ended June 30, 2019, interest expense totaled $88.5 million as compared to $73.9 million in the same period in 2018. The increase is primarily due to the issuance of subordinated notes in October 2018 and May 2019 and higher average long-term debt balances.
For the six months ended June 30, 2019, depreciation expense totaled $140.9 million as compared to $133.4 million in the same period in 2018 representing an increase of $7.5 million, due to higher overall property, plant and equipment.
For the six months ended June 30, 2019, change in investments carried at fair value totaled a gain of $115.6 million as compared to a loss of $102.0 million in the same period in 2018. The Company records certain of its investment, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the interim unaudited consolidated financial statements).
For the six months ended June 30, 2019, pension and post-employment non-service costs totaled $5.0 million as compared to $0.3 million in 2018. The $4.7 million increase primarily relates to a lower expected return on plan assets in 2019 as compared to 2018.
For the six months ended June 30, 2019, other losses were $6.0 million as compared to other gains of $1.6 million in the same period in 2018. The gain in 2018 was primarily related to the sale of the Company's interest in Northeast Energy Center LLC Joint Venture. The losses in 2019 were primarily related to write-downs of regulatory assets at the Granite State Electric System.
For the six months ended June 30, 2019, acquisition-related costs totaled $2.4 million as compared to $8.6 million in the same period in 2018. The costs in 2018 and 2019 are primarily related to the investment in Atlantica.
For the six months ended June 30, 2019, the gain on derivative financial instruments totaled $0.2 million as compared to a loss of $0.2 million in the same period in 2018.
An income tax expense of $35.6 million was recorded in the six months ended June 30, 2019 as compared to an income tax expense of $39.9 million during the same period in 2018. The decrease in income tax expense is primarily due to higher HLBV earnings in 2018 as a result of tax reform, offset by the change in fair value associated with its investment in Atlantica.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	24

NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Net earnings attributable to shareholders	$156.6	$65.5	$243.0	$83.1
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV [1]	7.6	0.4	15.2	1.1
Income tax expense	20.8	6.8	35.6	39.9
Interest expense on long-term debt and others	45.8	38.4	88.5	73.9
Other losses (gains)	5.4	(0.4)	6.0	(1.6)
Acquisition-related costs	0.4	1.0	2.4	8.6
Pension and post-employment non-service costs	3.7	0.5	5.0	0.3
Change in value of investments carried at fair value	(121.4)	(15.0)	(115.6)	102.0
Loss (gain) on derivative financial instruments	(0.4)	0.1	(0.2)	0.2
Realized loss on energy derivative contracts	—	—	(0.2)	—
Loss (gain) on foreign exchange	1.5	(1.3)	0.9	(1.1)
Depreciation and amortization	$69.8	$64.8	$140.9	$133.4
Adjusted EBITDA	$189.8	$160.8	$421.5	$439.8
1 HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and six months ended June 30, 2019 amounted to $18.3 million and $37.0 million as compared to $11.2 million and $91.3 million during the same period in 2018. In the first quarter of 2018, a one-time acceleration of HLBV income in the amount of $55.9 million was recorded as a result of U.S. Tax Reform. Excluding the one-time acceleration of HLBV due to U.S. Tax Reform, Adjusted EBITDA increased by $37.6 million year over year.

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Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions except per share information)	2019	2018	2019	2018
Net earnings attributable to shareholders	$156.6	$65.5	$243.0	$83.1
Add (deduct):
Loss (gain) on derivative financial instruments	(0.4)	0.1	(0.2)	0.2
Realized loss on derivative financial instruments	—	—	(0.2)	—
Loss (gain) on long-lived assets	5.9	(0.2)	6.1	(1.4)
Loss (gain) on foreign exchange	1.5	(1.3)	0.9	(1.1)
Acquisition-related costs	0.4	1.0	2.4	8.6
Change in value of investments carried at fair value	(121.4)	(15.0)	(115.6)	102.0
Adjustment for taxes related to above	12.4	0.8	12.3	0.5
Adjusted Net Earnings	$55.0	$50.9	$148.7	$191.9
Adjusted Net Earnings per share	$0.11	$0.11	$0.29	$0.42
For the three months ended June 30, 2019, Adjusted Net Earnings totaled $55.0 million as compared to Adjusted Net Earnings of $50.9 million for the same period in 2018, an increase of $4.1 million. The increase in Adjusted Net Earnings for the three months ended June 30, 2019 is primarily due to increased interest, dividend and other income as compared to 2018.
For the six months ended June 30, 2019, Adjusted Net Earnings totaled $148.7 million as compared to Adjusted Net Earnings of $191.9 million for the same period in 2018, a decrease of $43.2 million. The decrease in Adjusted Net Earnings for the six months ended June 30, 2019 is primarily due to a one-time acceleration in HLBV income of $55.9 million in the prior year due to U.S. Tax Reform.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	26

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S. GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Cash flows from operating activities	$133.6	$133.3	$255.7	$230.3
Add (deduct):
Changes in non-cash operating items	(5.7)	(23.0)	40.2	40.0
Production based cash contributions from non-controlling interests	—	2.6	3.6	13.9
Acquisition-related costs	0.4	1.0	2.4	8.6
Reimbursement of operating expenses incurred on joint venture	—	—	—	1.0
Adjusted Funds from Operations	$128.3	$113.9	$301.9	$293.8
For the three months ended June 30, 2019, Adjusted Funds from Operations totaled $128.3 million as compared to Adjusted Funds from Operations of $113.9 million for the same period in 2018, an increase of $14.4 million.
CORPORATE DEVELOPMENT ACTIVITIES
The Company's worldwide development activities for projects either owned directly by the Company or indirectly through AAGES entities are undertaken primarily by AAGES, a joint venture formed with Abengoa. AAGES and its affiliates work with a global reach to identify, develop, and construct new renewable power generating facilities, power transmission lines, and water infrastructure assets. Once a project developed by AAGES has reached commercial operation, a determination will be made on whether it will be optimal for such project to be held by APUC, remain in AAGES, or be offered for sale to Atlantica or, in limited circumstances, another party.
The Company has an identified development pipeline of approximately $4.0 billion through 2023 consisting of potential investments in North American regulated renewable generation assets, North American unregulated renewable generation assets, regulated electric and gas transmission assets, and international development projects. The projects continue to be advanced in the normal course of business.
The projects identified are at various stages of development and have advanced to a stage where the resolutions to major project uncertainties such as regulatory approvals, land control, economic and contractual issues are probable, but not certain, and it is expected that the project will meet management's risk adjusted return expectations.
For further details on the Company's development projects, please refer to the annual MD&A and the AIF.
Mid-West Wind Development Project
In 2017, the Liberty Utilities Group presented a plan to the necessary public utility commissions for an investment in up to 600 MW of strategically located wind energy generation which is forecast to reduce energy costs for its customers.
On May 9, 2019, the Arkansas Public Service Commission issued its order allowing the commencement of construction of the project. In the fourth quarter of 2018, Empire District Electric applied to the Missouri Public Service Commission for approval of CC&N for the projects. The Commission issued an order approving the CC&N application, effective June 29, 2019. On June 28, 2019, the Office of Public Counsel filed a motion for rehearing of the Commission’s order; a Commission ruling on the motion remains pending. The OPC motion has no effect on the continued development of the projects, and the Company continues to advance their development.  The Company continues to believe that the thorough analysis of the project through various public proceedings demonstrates clearly the significant benefits of the project to customers.
Maverick Creek Wind Project Joint Venture
On August 8, 2019, the Liberty Power Group has agreed to jointly develop an approximately 470 MW Maverick Creek Wind Project located in Concho County, Texas with RES. Agreements for turbine supply and maintenance, and construction services for the project were entered into in connection with the establishment of the joint venture. The project is expected to generate

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	27

approximately 1,900 GW-hrs annually. Long-term offtake agreements for energy and renewable attributes from the project with an average life of 13.6 years have been signed for approximately 80% of project output. Construction of the project is expected to begin in September 2019, and the project is expected to achieve COD in the fourth quarter of 2020.
Uruguay Transmission Line Project
On May 7, 2019, AAGES' bid was selected as the leading bid for a High Voltage Transmission Line Project in Uruguay (the "Uruguay Project"). The bid is currently undergoing a detailed compliance review by Administración Nacional de Usinas y Trasmisiones Eléctricas, the national utility owned by the Government of Uruguay (“UTE”). The Uruguay Project consists of a 500 kV substation, a 500 kV power transmission line approximately 60 km in length, and a 150 kV power transmission line approximately 20 km in length. The Uruguay Project will be under an operational lease agreement with UTE, with a leasing period of 30 years for transmission lines and 20 years for the substation from the commencement of COD. The lease agreement grants to the Uruguay Project a monthly fixed fee denominated in U.S. dollars and indexed to the U.S. consumer price index. UTE has the option to purchase the assets at the end of the leasing term. The project is expected to cost $80.5 million and COD is expected in 2022.
SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES 1

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Liberty Utilities Group:
Rate Base Maintenance	$47.1	$44.8	$95.5	$89.5
Rate Base Acquisition	—	—	0.4	—
Rate Base Growth	77.0	23.5	106.5	47.9
	$124.1	$68.3	$202.4	$137.4

Liberty Power Group:
Maintenance	$5.8	$4.4	$8.4	$8.1
Investment in Capital Projects[1]	91.9	26.8	304.4	60.1
International Investments[2]	94.2	—	94.2	612.6
	$191.9	$31.2	$407.0	$680.8

Total Capital Expenditures	$316.0	$99.5	$609.4	$818.2

1
Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer.

2	Investments in Atlantica are reflected at historical investment cost and not fair value.
2019 Second Quarter Property Plant and Equipment Expenditures
During the three months ended June 30, 2019, the Liberty Utilities Group invested $124.1 million in capital expenditures as compared to $68.3 million during the same period in 2018. The Liberty Utilities Group’s investment in the second quarter of 2019 was primarily related to construction of transmission and distribution main replacements, work on new and existing substation assets, initiatives relating to the safety and reliability at the electric and gas systems.
During the three months ended June 30, 2019, the Liberty Power Group incurred capital expenditures of $191.9 million as compared to $31.2 million during the same period in 2018. The Liberty Power Group's investment in the second quarter of 2019 was primarily related to an additional investment in Atlantica, an equity investment into the Vista Ridge Water Pipeline Project, development costs for the Sugar Creek, Broad Mountain and Walker Ridge Wind Projects, as well as ongoing maintenance capital at existing operating sites.
2019 Year-To-Date Property Plant and Equipment Expenditures
During the six months ended June 30, 2019, the Liberty Utilities Group incurred capital expenditures of $202.4 million as compared to $137.4 million during the same period in 2018. The Liberty Utilities Group’s investment in 2019 was primarily related to construction of transmission and distribution main replacements, work on new and existing substation assets, initiatives relating to the safety and reliability at the electric and gas systems, and the investment in the Wataynikaneyap Power Transmission Project.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	28

During the six months ended June 30, 2019, the Liberty Power Group incurred capital expenditures of $407.0 million as compared to $680.8 million during the same period in 2018. Excluding the investment in Atlantica, the Liberty Power Group's investment was $68.2 million in 2018. The Liberty Power Group's investment in 2019 was primarily related to an additional investment in the Amherst Island Wind Facility, an additional investment in Atlantica, an equity investment into the Vista Ridge Water Pipeline Project, development costs for the Sugar Creek, Walker Ridge and Broad Mountain Wind Projects, as well as ongoing maintenance capital at existing operating sites.
2019 Capital Investments
Over the course of the 2019 financial year, the Company expects to spend between $1.5 billion - $1.7 billion on capital investment opportunities. Actual expenditures in 2019 may vary due to timing of various project investments and the realized Canadian to U.S. dollar exchange rate.
Ranges of expected capital investment in the 2019 financial year are as follows:

(all dollar amounts in $ millions)
Liberty Utilities Group:
Rate Base Maintenance	$170.0	-	$200.0
Rate Base Growth	270.0	-	310.0
Utility Acquisitions	350.0	-	370.0
Total Liberty Utilities Group:	$790.0	-	$880.0

Liberty Power Group:
Maintenance	$30.0	-	$40.0
Investment in Capital Projects	380.0	-	410.0
International Investments and AAGES	300.0	-	370.0
Total Liberty Power Group:	$710.0	-	$820.0

Total 2019 Capital Investments	$1,500.0	-	$1,700.0
The Liberty Utilities Group intends to invest between $790.0 million - $880.0 million over the course of 2019 in an effort to expand its operations, improve the reliability of its utility systems, and broaden the technologies used to better serve its service areas. Projects entail investments in capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping aquifers, main replacements, and maintaining reservoir pumping stations. The Liberty Utilities Group also expects to close the acquisitions of New Brunswick Gas, St. Lawrence Gas, and the Turquoise Solar Project in 2019.
The Liberty Power Group intends to invest between $710.0 million - $820.0 million over the course of 2019 to develop and further advance capital projects, primarily in relation to: (i) the purchase of the Amherst Island Wind Project from our joint venture partner which was completed on April 16, 2019, (ii) development of the Maverick Wind, Sugar Creek Wind and Great Bay II Solar Projects, and (iii) additional international and AAGES investments, including Atlantica and the Bermuda Electric Light Company. The Liberty Power Group plans to spend $30.0 million - $40.0 million on various operational solar, thermal, and wind assets to maintain safety, maintain regulatory compliance, and pursue operational efficiencies.
The Company expects to fund its 2019 capital plan through a combination of retained cash, tax equity funding, senior and subordinated debentures, bank revolving and term credit facilities, and common equity.

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LIQUIDITY AND CAPITAL RESERVES
APUC has revolving credit and letter of credit facilities as well as separate credit facilities for the Liberty Utilities Group, and the Liberty Power Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to APUC and its operating groups as at June 30, 2019:

	As at June 30, 2019					As at Dec 31, 2018
(all dollar amounts in $ millions)	Corporate	Liberty Utilities	Liberty Power		Total	Total
Credit facilities	$126.1	$500.0	$700.0	[1]	$1,326.1	$1,321.0
Funds drawn on facilities/ Commercial paper issued	(68.4)	(26.8)	(51.4)		(146.6)	(103.0)
Letters of credit issued	(16.9)	(7.8)	(87.8)		(112.5)	(171.1)
Liquidity available under the facilities	40.8	465.4	560.8		1,067.0	1,046.9
Cash on hand					65.3	46.8
Total Liquidity and Capital Reserves	$40.8	$465.4	$560.8		$1,132.3	$1,093.7
[1] Includes a $200 million uncommitted stand alone letter of credit facility
As at June 30, 2019, the Company's C$165.0 million senior unsecured revolving credit facility (the "Corporate Credit Facility") had drawn $68.4 million and had $16.9 million of outstanding letters of credit. Subsequent to quarter end, on July 12, 2019, the Company entered into a new $500.0 million senior unsecured credit facility with a syndicate of banks maturing on July 12, 2024. In conjunction with the new facility the C$165.0 million credit facility was canceled.
On May 23, 2019, the Company fully repaid the remaining outstanding balance of $186.8 million on its corporate term facility in conjunction with the issuance of the subordinated notes (see Long term Debt). On June 27, 2019, the Company also extended its $135.0 million corporate term facility to July 6, 2020.
As at June 30, 2019, the Liberty Utilities Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Liberty Credit Facility") had drawn $26.8 million and had $7.8 million of outstanding letters of credit. The Liberty Credit Facility matures on February 23, 2023. Subsequent to quarter end, on July 1, 2019, the Liberty Utilities Group established a commercial paper program which is backstopped by the Liberty Credit Facility.
As at June 30, 2019, the Liberty Power Group's bank lines consisted of a $500.0 million senior unsecured syndicated revolving credit facility (the "Liberty Power Credit Facility") maturing on October 6, 2023 and a $200.0 million letter of credit facility ("Liberty Power LC Facility") maturing January 31, 2021. As at June 30, 2019, the Liberty Power Credit Facility had drawn $51.4 million, and had $4.7 million in outstanding letters of credit. The Liberty Power LC Facility had $83.1 million in outstanding letters of credit.
Long Term Debt
Issuance of Subordinated Notes
On May 23, 2019, APUC issued $350.0 million of 6.20% fixed-to-floating subordinated notes. Concurrent with the offering, APUC entered into a cross currency swap to convert the U.S. dollar denominated coupon and principal payments from the offering into Canadian dollars, resulting in an effective interest rate to the Company throughout the fixed-rate period of the Notes of approximately 5.96%.
The Notes mature 60 years from issuance and are callable on or after year 5. For the initial 5 years, the Notes carry a fixed interest rate of 6.20%. Subsequently, the interest rate will be set to equal the three-month London Interbank Offered Rate ("LIBOR") plus a margin of 401 basis points from years 5 to 10, a margin of 426 basis points from years 10 to 30 and a margin of 501 basis points from years 30 to 60. The Notes were initially assigned a rating of BB+/BB+ from S&P and Fitch. The Notes were treated by both rating agencies as hybrid capital, receiving up to 50% equity credit for the balance outstanding. The Notes contain a 102% of par call feature in the event of a rating methodology change by either agency that would reduce the amount of the equity credit.
This offering represents APUC's second issuance into the U.S. public debt markets. The Notes are listed on the NYSE under the ticker symbol "AQNB".

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Contractual Obligations
Information concerning contractual obligations as of June 30, 2019 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1]	$3,777.8	$283.3	$582.0	$649.3	$2,263.2
Convertible debentures	0.4	—	—	—	0.4
Advances in aid of construction	60.1	1.2	—	—	58.9
Interest on long-term debt obligations[2]	1,710.4	186.2	319.7	266.2	938.3
Purchase obligations	279.3	279.3	—	—	—
Environmental obligations	58.6	5.7	26.7	4.6	21.6
Derivative financial instruments:
Cross currency swap	86.8	4.8	68.6	2.6	10.8
Energy derivative and commodity contracts	2.8	2.1	0.6	—	0.1
Power purchase	263.5	32.9	22.2	23.1	185.3
Gas supply and service agreements	221.2	68.2	68.0	45.4	39.6
Service agreements	528.4	47.2	78.6	86.5	316.1
Capital projects	143.0	84.0	59.0	—	—
Land easements	237.4	6.5	13.3	13.6	204.0
Other obligations	162.8	34.2	2.1	2.5	124.0
Total Obligations	$7,532.5	$1,035.6	$1,240.8	$1,093.8	$4,162.3

1	Exclusive of deferred financing costs, bond premium/discount, fair value adjustments at the time of issuance or acquisition.
2	The subordinated notes have a maturity in 2078 and 2079, however management intends to repay in 2023 and 2024 upon exercising its redemption right.
Equity
The common shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange ("NYSE") under the trading symbol "AQN".  As at June 30, 2019, APUC had 493,485,427 issued and outstanding common shares.
APUC may issue an unlimited number of common shares.  The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC.  All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at June 30, 2019, APUC had outstanding:

•	4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;

•	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and

•	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
Dividend Reinvestment Plan
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of APUC. As at June 30, 2019, 137,571,244 common shares representing approximately 28% of total common shares outstanding had been registered with the Reinvestment Plan. During the quarter ended June 30, 2019, 1,619,748 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on July 15, 2019, an additional 1,523,821 common shares were issued under the Reinvestment Plan.

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At-The-Market Equity Program
On February 28, 2019, APUC established an at-the market equity program ("ATM Program") that allows APUC to issue up to $250.0 million (or the equivalent in Canadian dollars) of common shares from treasury to the public from time to time, at APUC's discretion, at the prevailing market price when issued on the TSX, the NYSE, or on any other existing trading market for the common shares of the Company in Canada or the United States. The ATM Program will be effective until October 19, 2020 unless terminated prior to such date by APUC or otherwise in accordance with the terms of the equity distribution agreement dated February 28, 2019.
The ATM Program provides APUC with additional financing flexibility should it be required in the future. The volume and timing of distributions under the ATM program, will be determined at APUC's sole discretion. The net proceeds, will be used to fund acquisitions, general and administrative expenses, working capital needs, repayment of indebtedness, and/or other general corporate purposes.
As at August 8, 2019, the Company has issued 1,073,931 common shares under the ATM Program at an average price of $12.30 per share for gross proceeds of approximately $13.2 million ($13.0 million net of commissions). Other related costs, primarily related to the establishment of the ATM program, were $1.1 million.
SHARE-BASED COMPENSATION PLANS
For the six months ended June 30, 2019, APUC recorded $4.5 million in total share-based compensation expense as compared to $3.6 million for the same period in 2018. The compensation expense is recorded as part of administrative expenses in the consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at June 30, 2019, total unrecognized compensation costs related to non-vested options and share unit awards were $1.8 million and $10.0 million, respectively, and are expected to be recognized over a period of 2.1 and 1.8 years, respectively.
Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
APUC determines the fair value of options granted using the Black-Scholes option-pricing model.  The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the six months ended June 30, 2019, the Company granted 1,113,775 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$14.96, the market price of the underlying common share at the date of grant. During the first quarter, executives of the Company exercised 2,596,357 stock options at a weighted average exercise price of $10.44 in exchange for 573,975 common shares issued from treasury and 2,022,382 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
As at June 30, 2019, a total of 4,810,060 options are issued and outstanding under the stock option plan.
Performance Share Units
APUC issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain members of management as part of APUC’s long-term incentive program.  During the six months ended June 30, 2019, the Company granted (including dividends and performance adjustments) 945,552 PSUs and RSUs to executives and employees of the Company. During the six months ended June 30, 2019, the Company settled 344,340 PSUs, of which 179,830 PSUs were exchanged for common shares issued from treasury and 164,510 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. Additionally, during the six months ended June 30, 2018, a total of 41,063 PSUs were forfeited.
As at June 30, 2019, a total of 1,952,301 PSUs and RSUs are granted and outstanding under the PSU and RSU plans.
Directors' Deferred Share Units
APUC has a Directors' Deferred Share Unit Plan.  Under the plan, non-employee directors of APUC receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs.  The DSUs provide for settlement in cash or shares at the election of APUC.  As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the six months ended June 30, 2019, the Company issued 42,215 DSUs (including DSUs in lieu of dividends) to the directors of the Company.
As at June 30, 2019, a total of 422,871 DSUs had been granted under the DSU plan.

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Bonus Deferral Restricted Share Units
The Company has a bonus deferral restricted share units ("RSUs") program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in shares, and therefore these options are accounted for as equity awards. During the quarter, 126,988 RSUs were issued (including RSUs in lieu of dividends) to employees of the Company.
Employee Share Purchase Plan
APUC has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. During the six months ended June 30, 2019, the Company issued 133,127 common shares to employees under the ESPP.
As at June 30, 2019, a total of 1,165,378 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered in a number of transactions with equity-method investees in 2019 and 2018 (see Note 13 in the interim unaudited consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, for the three and six months ended June 30, 2019, the Company charged its equity-method investees $7.2 million and $12.9 million in 2019 as compared to $0.9 million and $1.9 million during the same period in 2018.
During the quarter, the Company entered into an enhanced cooperation agreement with Atlantica to, among other things, provide a framework for evaluating mutually advantageous transactions. For a period of one year from the date of the agreement, Atlantica as an exclusive right of first offer for interests in certain Liberty Power Group assets.
Redeemable non-controlling interests held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES in 2018. Redemption is not considered probable as of June 30, 2019. The Company incurred non-controlling interest attributable to AAGES of $7.1 million and $13.9 million during the three and six months ended June 30, 2019 as compared to $nil and $nil during the same period in 2018. The Company also recorded distributions of $3.8 million and $10.9 million during the three and six months ended June 30, 2019 as compared to $nil and $nil during the same period in 2018.
Non-controlling interests held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 (see Note 6(b) in the interim unaudited consolidated financial statements). The Company incurred non-controlling interest calculated using the HLBV method of accounting of $nil as compared to $nil during the same period in 2018. The Company recorded distributions of $18.0 million during the three and six months ended June 30, 2019 as compared to $nil during the same period in 2018.
Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”) which was partially owned by Senior Executives.  APC owns the partnership interest in the 18 MW Long Sault Hydro Facility.  A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance, or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management, or ("ERM"), framework. The Corporation’s ERM framework follows the guidance of ISO 31000:2009 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework. The Corporation’s ERM framework is intended to systematically identify, assess, and mitigate the key strategic, operational, financial, and compliance risks that may impact the achievement of the Corporation’s current objectives, as well as those inherent to strategic

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alternatives available to the Corporation. The Corporation’s Board-approved ERM policy details the Corporation’s risk management processes, risk appetite, and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Board’s Risk Committee periodically.
Risks are evaluated consistently across the Corporation using a standardized risk scoring matrix to assess impact and likelihood. Financial, reputational, and safety implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of the Corporation’s strategic and business plans.
The risks discussed below are not intended as a complete list of all exposures that APUC is encountering or may encounter. A further assessment of APUC and its subsidiaries’ business risks is set out in the Company's most recent AIF and annual MD&A available on SEDAR. The risks discussed below are intended to provide an update on those that were previously disclosed.
Treasury Risk Management
Interest Rate Risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and as such is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter, and year to year. APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at June 30, 2019, the impact to interest expense from changes in interest rates are as follows:

•
The Corporate Credit Facility is subject to a variable interest rate and had $68.4 million outstanding as at June 30, 2019. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually;

•
The Liberty Credit Facility is subject to a variable interest rate and had $25.5 million outstanding as at June 30, 2019. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.3 million annually;

•
The Liberty Utilities Group's commercial paper program is subject to a variable interest rate and had $1.3 million outstanding as at June 30, 2019. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.01 million annually;

•
The Liberty Power Credit Facility is subject to a variable interest rate and had $51.4 million outstanding as at June 30, 2019. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.5 million; and

•
The corporate term facility is subject to a variable interest rate and had $135.0 million outstanding as at June 30, 2019. A 100 basis point change in the variable rate charged would impact interest expense by $1.4 million annually.

OPERATIONAL RISK MANAGEMENT
Succession Planning and Leadership Development
Consistent with APUC’s recognition of the importance of succession planning and leadership development, APUC’s Board of Directors, with the support and active involvement of its Chief Executive Officer and other APUC senior executives, is working to identify potential candidates, and to craft development and transitioning plans, with a view to positioning the organization well for a smooth transition with respect to the appointment of APUC’s next Chief Executive Officer.  There are no immediate changes expected from this process. These actions are intended to ensure a seamless transition to the next generation of executive leadership so as to continue the Company’s trajectory of growth and shareholder value creation.
Litigation Risks and Other Contingencies
APUC and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business.  Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable.  Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.

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Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against APUC and certain of its subsidiaries, claiming damages of not less than C$345 million and punitive damages in the sum of C$25 million.  The action arises from Gaia’s 2010 sale, to a subsidiary of APUC, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets.
The parties have since agreed to arbitrate the matter pursuant to the royalty agreement's arbitration clause.  APUC and the other respondents have delivered their responses to Gaia's notice of arbitration.   It is too early to determine the likelihood of success in this lawsuit, however APUC intends to vigorously defend it.
QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended June 30, 2019:

(all dollar amounts in $ millions except per share information)	3rd Quarter 2018	4th Quarter 2018	1st Quarter 2019	2nd Quarter 2019
Revenue	$366.5	$419.9	$477.2	$343.6
Net earnings attributable to shareholders	57.9	44.0	86.4	156.6
Net earnings per share	0.12	0.09	0.17	0.31
Adjusted Net Earnings[1]	49.7	70.5	93.8	55.0
Adjusted Net Earnings per share[1]	0.10	0.14	0.19	0.11
Adjusted EBITDA[1]	166.9	196.9	231.5	189.8
Total assets	9,072.6	9,389.0	9,671.3	10,034.3
Long term debt[2]	3,561.3	3,337.3	3,651.9	3,782.3
Dividend declared per common share	$0.13	$0.13	$0.13	$0.14

	3rd Quarter 2017	4th Quarter 2017	1st Quarter 2018	2nd Quarter 2018
Revenue	$353.7	$409.5	$494.3	$366.1
Net earnings attributable to shareholders	47.7	47.2	17.6	65.5
Net earnings per share	0.12	0.11	0.04	0.14
Adjusted Net Earnings[1]	52.0	67.0	141.0	50.9
Adjusted Net Earnings per share[1]	0.13	0.16	0.32	0.11
Adjusted EBITDA[1]	164.2	185.8	279.0	160.8
Total assets	8,258.6	8,395.6	8,941.8	8,920.7
Long term debt[2]	3,553.7	3,080.5	3,832.7	3,448.1
Dividend declared per common share	$0.12	$0.12	$0.12	$0.13

1	See Non-GAAP Financial Measures.
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $343.6 million and $494.3 million over the prior two year period. A number of factors impact quarterly results, including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar, which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between $17.6 million and $156.6 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment, and mark-to-market gains and losses on financial instruments.

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DISCLOSURE CONTROLS AND PROCEDURES
APUC's management carried out an evaluation as of June 30, 2019, under the supervision of and with the participation of APUC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of June 30, 2019, APUC’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by APUC in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
The Company’s internal controls over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Due to its inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements. Further, the effectiveness of internal controls are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
Management assessed the effectiveness of the Company's internal controls over financial reporting as of June 30, 2019, based on the framework established in Internal Control - Integrated Framework (2013) issued by the COSO. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls, and a conclusion on this evaluation. Based on this assessment, management concluded that the Company's internal controls over financial reporting were effective as of June 30, 2019, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the Audit Committee of the Board of APUC.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the six months ended June 30, 2019, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error of fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its unaudited interim consolidated financial statements in accordance with U.S. GAAP.  The preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates.
APUC’s significant accounting policies and new accounting standards are discussed in notes 1 and 2 to the unaudited interim consolidated financial statements, respectively.

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